Exhibit 99.2

BW LIBRA

BW LPG

Interim Financial Report

Q2 2026 and H1 2026

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group” refers to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. The forward-looking statements in this report are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and market and industry data and forecasts prepared by and available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. BW LPG undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;
●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;
●	changes in demand in the LPG shipping industry;
●	any adverse developments in the maritime LPG transportation business;
●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;
●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;
●	changes in competition rules and regulations for the shipping industry;
●	failure to manage disruptions, including due to climate change, abnormal weather conditions,
●	pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;
●	failure to implement the Group’s business strategy or manage the Group’s growth;
●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;
●	failure to obtain new customers or the loss of any existing major customers;
●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

FORWARD-LOOKING STATEMENTS (continued)

●	failure to attract and retain key management personnel, technically skilled officers and other employees;
●	default by third parties with whom the Group has entered into chartered-in arrangements;
●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;
●	the ageing of the Group’s fleet which could result in increased operating costs;
●	delays in deliveries of or cost overruns in relation to newbuilds (if any);
●	failure to integrate assets or businesses acquired from third parties;
●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Product Services division’s hedging strategy and source LPG from third-party suppliers;
●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;
●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 31 March 2026.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

SELECTED KEY FINANCIAL INFORMATION

	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	Change
Statement of Comprehensive Income	US$M	US$M	%	US$M	US$M	%
TCE income - Shipping[1]	274.9	152.7	80	472.6	311.3	52
Gross profit – Product Services[1]	(18.1)	14.8	N.M	108.8	11.2	N.M
Operating profit	140.4	58.8	139	360.0	137.8	161
Profit after tax	137.9	43.4	N.M	325.3	110.0	196
Profit attributable to equity holders of the Company	120.1	34.9	N.M	284.4	81.0	N.M

(US$per share)
Basic EPS[2]	0.79	0.23	N.M	1.88	0.53	N.M
Diluted EPS[2]	0.79	0.23	N.M	1.87	0.53	N.M
Dividend per share	0.95	0.22	N.M	1.62	0.50	N.M

	30 Jun	31 Dec
	2026	2025	Change
Balance Sheet	US$M	US$M	%
Cash and cash equivalents	303.9	242.0	26
Total assets	3,389.1	3,149.9	8
Total liabilities	1,334.3	1,224.3	9
Total shareholders’ equity	2,054.8	1,925.6	7

	Q2 2026	Q2 2025	Change	H1 2026	H1 2025	Change
Cash flow	US$M	US$M	%	US$M	US$M	%
Net cash from operating activities	205.9	94.7	117	371.4	261.0	42
Capital expenditure	(13.3)	(81.3)	(84)	(24.7)	(92.6)	(73)
Adjusted free cash flow[3]	192.6	13.4	N.M	346.7	168.4	106

				30 Jun	30 Jun
	Q2 2026	Q2 2025	Change	2026	2025	Change
Financial Ratios	%	%	%	%	%	%
ROE[4] (annualised)	27.1	9.1	198	32.7	11.4	187
ROCE[5] (annualised)	19.0	7.7	147	24.4	9.0	171
Net leverage ratio[6]	23.5	30.7	(23)	23.5	30.7	(23)

	30 Jun	31 Dec	Change
Other Information	2026	2025	%
Shares – end of period (‘000 shares)	159,282.0	159,282.0	—
Treasury shares – end of period (‘000 shares)	7,467.4	7,939.3	(6)
Share price (USD)	17.4	13.1	33
Share price (NOK)	172.6	132.0	31
Market cap (USD million)	2,641.6	1,982.6	33
Market cap (NOK million)	26,203.2	19,977.2	31
[1]

Time Charter Equivalent (“TCE”) income - Shipping and Gross profit – Product Services reflect the Shipping and Product Services segments, respectively. TCE income – Shipping represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission, and inter-segment expense.

[2]

Basic and diluted EPS (earnings per share) is computed based on Q2 2026: 151.8 million and 152.3 million (H1 2026: 151.6 million and 152.1 million) shares, respectively, the weighted average number of shares outstanding less treasury shares during the period.

[3]

Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 28 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4]

ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.

[5]

ROCE (return on capital employed) is a non-IFRS measure and is computed as, with respect to a particular period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 29 for a reconciliation of ROCE to the nearest IFRS measure.

[6]

Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q2 2026

●	Q2 2026 profit attributable to equity holders of the Company ended at US$120.1 million or an earnings per share of US$0.79.
●	TCE income – Shipping Q2 2026 concluded at US$74,030 per available day[1] and US$71,640 per calendar day (total)[1].
●	The Company declared a Q2 2026 cash dividend of US$0.95 per share. This dividend corresponds to 100% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 120% for the quarter, as a percentage of total profit attributable to equity holders.
●	BW LPG India entered into agreements to sell the 2007-built BW Elm and BW Birch in July and August 2026, respectively, with deliveries scheduled by August and mid-November 2026. On a 100% basis, the sales are expected to generate net book gains of approximately US$36 million for BW Elm and US$37 million for BW Birch, with net cash proceeds of approximately US$64 million for each vessel.
●	BW LPG entered into an agreement to sell the 2015-built BW Levant in July 2026, with the vessel scheduled for delivery to the buyer by mid-November 2026. The sale is expected to generate a net book gain and net cash proceeds of approximately US$17 million and US$38 million respectively.

PERFORMANCE REVIEW – Q2 2026 and H1 2026

Q2 2026

TCE income – Shipping was US$274.9 million for Q2 2026 (Q2 2025: US$152.7 million), representing an increase of US$122.2 million from Q2 2025. The TCE income increase was primarily due to a strong spot performance of US$85,200 per day, a 139% increase compared to Q2 2025 of US$35,600 per day. This was partially offset by the re-delivery of two time chartered-in vessels, and sale of BW Lord, which reduced available fleet days by 216 days, from 3,929 days in Q2 2025 to 3,713 days in Q2 2026. The effects of IFRS 15 adjustments for spot voyages straddling the quarter-end, which were recognised on a load-to-discharge basis, and forward freight agreements entered into to hedge the exposure against spot market volatility, resulted in adjustments of negative US$16.4 million and negative US$12.0 million in Q2 2026 (Q2 2025: negative US$4.6 million and positive US$0.7 million) respectively. The TCE income – Shipping remains robust, supported by strong spot performance and increased time charter coverage of 53% (Q2 2025: 44%). The time charter revenue per available day was US$64,000 per day in Q2 2026, a 48% increase compared to Q2 2025 of US$43,000 per day. BW LPG India continued to deliver stable TCE income of US$68.4 million for Q2 2026 (Q2 2025: US$30.7 million).

Product Services reported a gross loss of US$18.1 million for Q2 2026 (Q2 2025: gross profit of US$14.8 million). While realised trading profits increased significantly to US$127.4 million from US$5.4 million in Q2 2025, this was more than offset by an unrealised mark-to-market loss of US$145.5 million on open positions in the quarter (Q2 2025: gain of US$9.4 million). As a result, gross profit decreased to a loss of US$18.1 million. After general and administrative expenses and income taxes of US$12.8 million (Q2 2025: US$9.2 million), Product Services reported a loss after tax of US$30.9 million in Q2 2026 (Q2 2025: profit after tax of US$5.6 million).

[1]

TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 27 and 28 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

[2]

Shipping NPAT, or Shipping’s Net Profit After Tax, is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 26.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

PERFORMANCE REVIEW – Q2 2026 and H1 2026 (continued)

Q2 2026 (continued)

The Group’s profit after tax was US$137.9 million for Q2 2026 (Q2 2025: US$43.4 million). The increase in profit after tax was primarily attributed to higher overall segment results contributed by an increase of TCE income - Shipping of US$122.2 million and offset by a decrease of Gross Profit - Product Services of US $32.9 million. The profit after tax was also impacted by higher charter hire expenses for the Group’s index-linked time charter-in vessels due to the higher LPG spot market, which led to an increase of US$7.7 million.

Profit attributable to non-controlling interests was US$17.8 million for Q2 2026 (Q2 2025: US$8.5 million), which was mainly driven by a US$16.2 million increase in attributable profit to non-controlling interests from BW LPG India, contributed by the strong shipping performance for the quarter, and offset by a US$6.9 million decrease in attributable profit to non-controlling interests from BW Product Services.

H1 2026

TCE income – Shipping was US$472.6 million for H1 2026 (H1 2025: US$311.3 million), an increase of US$161.3 million from H1 2025. The increase was primarily due to a higher spot performance of US$74,300 per day, up 94% compared to H1 2025 of US$38,200 per day. This was partially offset by the re-delivery of two time chartered-in vessels, the sale of BW Lord and BW Cedar, reducing available fleet days by 619 days, to 7,300 days in H1 2026. The effects of IFRS 15 adjustments for spot voyages that straddled the quarter-end were recognised on a load-to-discharge basis, and forward freight agreements entered into to hedge the exposure against spot market volatility, resulted in adjustments of negative US$15.9 million and negative US$16.5 million in H1 2026 (H1 2025: positive US$7.0 million and positive US$3.3 million) respectively. TCE income – Shipping continued to be supported by strong spot earnings and an increased proportion of contracted time charter coverage of 53% (H1 2025: 43%). The time charter revenue per available day was US$56,200 per day in H1 2026, which represented an increase of 37% as compared to H1 2025 of US$40,800 per day. BW India delivered a stable TCE income of US$97.6 million for H1 2026 (H1 2025: US$62.4 million).

Product Services reported a gross profit of US$108.8 million for H1 2026 (H1 2025: US$11.2 million). The improvement was driven by both stronger realised trading performance and a more favourable mark-to-market valuation of open positions. Realised profits increased to US$117.5 million from US$38.3 million in H1 2025, while the unrealised mark-to-market loss on open positions narrowed to US$8.7 million from US$27.1 million in H1 2025. After general and administrative expenses and income taxes totalling US$41.7 million (H1 2025: US$18.0 million), Product Services reported a profit after tax of US$67.0 million in H1 2026, compared to a loss after tax of US$6.8 million in H1 2025.

Profit after tax was US$325.3 million for H1 2026 (H1 2025: US$110.0 million). The increase in profit after tax was primarily attributed to higher segment results of US$258.8 million. The profit after tax was impacted by higher charter hire expenses and tax expenses which increased by US$17.6 million and US$13.9 million respectively, and a non-recurring gain on disposal of vessels of US$32.1 million.

Profit attributable to non-controlling interests was US$40.9 million for H1 2026 (H1 2025: US$29.0 million). The increase was driven by a US$14.1 million increase attributable profit to non-controlling interests from BW Product Services, offset by a US$2.2 million decrease in attributable profit to non-controlling interests from BW LPG India.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

BALANCE SHEET

As of 30 June 2026, BW LPG controls a fleet of 48 VLGCs, including eight vessels which are owned and operated by BW LPG India. Total assets amounted to US$3,389.1 million (31 December 2025: US$3,149.9 million), of which carrying value of the vessels (including dry docking) were US$2,309.2 million (31 December 2025: US$2,366.0 million), and right-of-use assets (vessels) were US$101.3 million (31 December 2025: US$116.7 million).

Cash and cash equivalents amounted to US$303.9 million as of 30 June 2026 (31 December 2025: US$242.0 million). Cash flow from operating activities generated a net cash surplus of US$371.4 million in H1 2026 (H1 2025: US$261.0 million), of which the net cash outflow of US$109.1 million (H1 2025: net cash inflow of US$28.8 million) related to changes in working capital. Investing activities generated a cash outflow of US$2.9 million in H1 2026 (H1 2025: US$83.2 million), which comprised mainly US$24.7 million paid for drydocking activities. Cash flows from investing activities included the US$14.8 million received from the sale of the 8.5% equity position in Confidence Petroleum India Limited.

Net cash outflow for financing activities of US$291.7 million (H1 2025: US$122.3 million) included net principal and interest repayments of US$152.1 million, dividend payments of US$188.3 million, US$43.2 million in lease repayments, and a net drawdown of US$92.4 million trade finance borrowings.

Net leverage ratio decreased from 28.4% as of 31 December 2025, to 23.5% as of 30 June 2026 mainly due to the increase in cash balances net of restricted cash held in brokerage accounts, and principal and lease repayments in H1 2026.

MARKET UPDATE

The first half of 2026 was one of the most volatile periods on record for the VLGC market. Following the outbreak of war in the Middle East, the closure of the Strait of Hormuz caused significant disruption to regional LPG pricing and global VLGC trade patterns.

In the immediate aftermath of the conflict, LPG importers shifted their procurement towards the US, driving export terminal fees sharply higher while VLGC freight rates weakened. As additional US export capacity subsequently came online, vessel availability rather than export infrastructure emerged as the primary bottleneck in the LPG value chain.

Towards the end of June, the price differential between US and Far East LPG (the arbitrage) narrowed considerably as expectations for a sustained reopening of the Strait of Hormuz grew.

More recently, spot VLGC rates have strengthened alongside a widening US–Far East LPG arbitrage as tensions in the Middle East have re-escalated. In addition, declining water levels have prompted the Panama Canal Authority to impose transit restrictions, resulting in more VLGCs sailing via the Cape of Good Hope. The longer voyage distances have reduced the effective supply of vessels and provided further support to freight rates.

Cargo Movements

During the first half of 2026, US LPG exports carried by VLGCs increased by 16%, supported by additional export capacity and a shift in sourcing following the outbreak of war in the Middle East.

India accounted for the largest increase, with US LPG exports to India rising 212% compared with the first half of 2025. US exports to China also recovered during the period, reaching monthly levels not seen since the onset of the US–China trade war. As a result, US exports to China for the first six months of 2026 increased 2% year-on-year.

Middle East LPG exports carried by VLGCs declined 46% year-on-year during the first six months of 2026 as the conflict severely disrupted cargo movements through the Strait of Hormuz.

Far East LPG imports declined 18% during the first half of 2026, primarily due to the disruption of Middle East exports. China recorded the largest decline, with imports down 26% year-on-year, while imports into Japan and South Korea decreased by 1% and 7%, respectively.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

MARKET UPDATE (continued)

LPG imports into Southeast Asia carried by VLGCs declined by only 1% during the first half of 2026. While the region has historically sourced most of its LPG from the Middle East, it has increasingly diversified towards US supply in recent years. Imports from the US increased 31% compared with the first half of 2025.

Panama Canal

The new locks at the Panama Canal have continued to operate at or near full capacity. However, lower-than-normal rainfall has reduced water levels in Lake Gatún, resulting in restrictions on transits through the original locks and higher auction fees for the new locks.

Continued congestion and elevated transit costs cannot be ruled out for the remainder of the year, particularly if El Niño adversely affects rainfall in Panama.

Looking further ahead, demand for Panama Canal transits is expected to increase as additional LNG, ethane and LPG carriers enter service.

China PDH Plants

Average PDH operating rates in China have recovered to levels above 70%, close to those seen prior to the outbreak of the war in the Middle East. LPG inventories have also rebounded from the low levels recorded in May, reflecting stronger import volumes during June.

While no additional PDH plants are expected to come online for the remainder of 2026, nine more are scheduled to start up in 2027, followed by another six in 2028 and beyond.

Fleet Capacity

During 2026, 27 VLGCs have been delivered, with a further 13 vessels expected by year-end.

The orderbook currently stands at 155 VLGCs, equivalent to 35% of the existing fleet, with deliveries scheduled through the fourth quarter of 2030. Approximately 9% of the existing fleet is 25 years of age or older.

VLGC Freight Market Outlook

Spot VLGC earnings are expected to remain highly sensitive to geopolitical developments and disruptions to global trading patterns.

A full reopening of the Strait of Hormuz would almost certainly increase Middle East LPG export volumes. However, it could also narrow the US–Far East arbitrage and reduce overall ton-mile demand for VLGCs.

Assuming conflict resolution in Q3 2026, the Middle East exports are expected to gradually recover, although full recovery is expected to take 12-36 months depending on local conditions and infrastructure damage severity. North American LPG exports are expected to continue growing, supported by new export infrastructure and increasing gas-rich oil production from the Permian Basin.

The Ras Tanura–Chiba Forward Freight Agreement (FFA) market for the remainder of 2026 is currently indicating earnings slightly below US$180,000 per day, although liquidity remains limited.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

Statements to the Interim Financial Information

We confirm to the best of our knowledge that the Interim Financial Information for the three-month and six-month periods ended 30 June 2026 has been prepared in accordance with IAS 34 – Interim Financial Reporting, and gives a true and fair view of BW LPG Limited’s consolidated assets, liabilities, financial position and income statement as a whole. We also confirm to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have taken place during the three-month and six-month periods ended 30 June 2026 and their impact on the Interim Financial Information, and accounts properly for the principal risks and uncertainties for the remaining half year of 2026, as well as major related party transactions.

28 August 2026

Andreas Sohmen-Pao	Anne Grethe Dalane	Luc Gillet
Chairman	Director	Director

Sanjiv Misra	Sonali Chandmal	Kevin James Mackay
Director	Director	Director

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Revenue - Shipping	340,790	230,537	595,177	477,563
Revenue - Product Services	671,170	813,364	1,255,674	1,428,410
Cost of cargo and delivery expenses - Product Services	(664,208)	(776,701)	(1,104,151)	(1,379,968)
Voyage expenses - Shipping	(75,698)	(89,291)	(134,790)	(182,163)
Vessel operating expenses	(33,183)	(32,030)	(61,719)	(61,717)
Time charter contracts (non-lease components)	(73)	(4,021)	(959)	(8,699)
General and administrative expenses	(31,978)	(17,138)	(50,476)	(37,981)
Charter hire expenses	(8,427)	(739)	(18,592)	(1,006)
Fair value gain/(loss) from equity financial asset	696	(1,172)	696	(1,172)
Finance lease income	228	137	482	308
Other operating expense - net	2,160	(738)	143	(1,576)
Depreciation	(61,068)	(62,586)	(121,336)	(125,710)
Amortisation of intangible assets	(42)	(51)	(102)	(261)
Loss on derecognition of right-of-use assets (vessels)	—	(732)	—	(289)
Gain on disposal of vessels	—	—	—	32,051
Operating profit	140,367	58,839	360,047	137,790

Foreign currency exchange gain - net	(1,501)	(927)	(1,379)	(386)
Interest income	1,552	2,005	2,836	4,938
Interest expense	(8,224)	(12,633)	(17,025)	(27,907)
Other finance expenses	(881)	(214)	(1,504)	(598)
Finance expenses – net	(9,054)	(11,769)	(17,072)	(23,953)

Profit before tax	131,313	47,070	342,975	113,837
Income tax expense	6,612	(3,632)	(17,708)	(3,822)
Profit after tax	137,925	43,438	325,267	110,015

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value gain/(loss)	1,910	1,760	3,090	(5,892)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value loss	(15,150)	(2,006)	(29,044)	(2,040)
- reclassification to profit or loss	11,711	(2,248)	15,728	(5,763)
Currency translation reserve	(16)	85	(711)	1,281
Other comprehensive loss, net of tax	(1,545)	(2,409)	(10,937)	(12,414)
Total comprehensive income	136,380	41,029	314,330	97,601

Profit attributable to:
Equity holders of the Company	120,129	34,927	284,412	81,010
Non-controlling interests	17,796	8,511	40,855	29,005
	137,925	43,438	325,267	110,015
Total comprehensive income:
Equity holders of the Company	118,587	32,487	273,612	68,360
Non-controlling interests	17,793	8,542	40,718	29,241
	136,380	41,029	314,330	97,601
Earnings per share attributable to the equity holders of the Company:
(expressed in US$per share)
Basic earnings per share	0.79	0.23	1.88	0.53
Diluted earnings per share	0.79	0.23	1.87	0.53

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	30 June	31 December
	2026	2025
	US$’000	US$’000
Intangible assets	254	356

Investment in joint venture	—	301
Derivative financial instruments	2,869	3,055
Other receivables	2,115	3,812
Finance lease receivables	6,549	10,324
Deferred tax assets	4,051	5,321
Total other non-current assets	15,584	22,813

Vessels and dry docking	2,309,200	2,365,965
Right-of-use assets (vessels)	101,284	116,742
Other property, plant and equipment	456	433
Property, plant and equipment	2,410,940	2,483,140

Total non-current assets	2,426,778	2,506,309

Inventories	174,295	123,885
Trade and other receivables	426,158	231,207
Equity financial assets, at FVOCI	—	11,710
Equity financial assets, at FVPL	2,294	1,597
Derivative financial instruments	48,235	25,956
Finance lease receivables	7,440	7,220
Cash and cash equivalents	303,856	242,009
Total current assets	962,278	643,584

Total assets	3,389,056	3,149,893

Share capital	619,868	619,868
Treasury shares	(47,377)	(50,372)
Other reserves	659,201	655,303
Retained earnings	686,824	605,203
	1,918,516	1,830,002
Non-controlling interests	136,269	95,551
Total shareholders’ equity	2,054,785	1,925,553

Borrowings	611,606	730,394
Lease liabilities	53,946	72,836
Derivative financial instruments	—	411
Total non-current liabilities	665,552	803,641

Borrowings	202,642	122,709
Lease liabilities	64,438	64,303
Derivative financial instruments	60,369	24,398
Current income tax liabilities	15,938	1,520
Trade and other payables	325,332	207,769
Total current liabilities	668,719	420,699

Total liabilities	1,334,271	1,224,340

Total equity and liabilities	3,389,056	3,149,893

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
					Share-
					based	Currency				Non-
	Share	Treasury	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	capital	shares	Reserve	reserve	reserve	reserve	reserves	Earnings	Total	interests	equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2026	619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553
Profit after tax	—	—	—	—	—	—	—	284,412	284,412	40,855	325,267
Other comprehensive (loss)/income for the financial period	—	—	—	(13,316)	—	(574)	3,090	—	(10,800)	(137)	(10,937)
Total comprehensive (loss)/income for the financial period	—	—	—	(13,316)	—	(574)	3,090	284,412	273,612	40,718	314,330
Share-based payment reserve
- Value of employee services	—	—	—	—	1,020	—	—	—	1,020	—	1,020
Sale of equity investments	—	—	—	—	—	—	15,362	(15,362)	—	—	—
Share options exercised	—	2,995	—	—	(1,684)	—	—	821	2,132	—	2,132
Dividend paid	—	—	—	—	—	—	—	(188,250)	(188,250)	—	(188,250)
Total transactions with owners, recognised directly in equity	—	2,995	—	—	(664)	—	15,362	(202,791)	(185,098)	—	(185,098)
Balance at 30 June 2026	619,868	(47,377)	649,654	(10,037)	3,273	759	15,552	686,824	1,918,516	136,269	2,054,785

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
					Share-
					based	Currency				Non-
	Share	Treasury	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	capital	shares	reserve	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494
Profit after tax	—	—	—	—	—	—	—	242,313	242,313	47,398	289,711
Other comprehensive (loss)/income for the financial period	—	—	—	(10,556)	—	1,760	(11,422)	—	(20,218)	444	(19,774)
Total comprehensive (loss)/income for the financial period	—	—	—	(10,556)	—	1,760	(11,422)	242,313	222,095	47,842	269,937
Share-based payment reserve
- Value of employee services	—	—	—	—	1,753	—	—	—	1,753	—	1,753
Share capital reduction of subsidiary	—	—	—	—	—	—	—	—	—	(41,616)	(41,616)
Purchases of treasury shares	—	(2,739)	—	—	—	—	—	—	(2,739)	—	(2,739)
Share options exercised	—	754	—	—	(395)	—	—	164	523	—	523
Dividend paid	—	—	—	—	—	—	—	(199,855)	(199,855)	(41,120)	(240,975)
Changes in NCI	—	—	—	—	—	—	—	3,194	3,194	(2,018)	1,176
Transfer to tonnage tax reserve	—	—	—	—	—	—	6,407	(6,407)	—	—	—
Total transactions with owners, recognised directly in equity	—	(1,985)	—	—	1,358	—	6,407	(202,904)	(197,124)	(84,754)	(281,878)
Balance at 31 December 2025	619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Cash flows from operating activities
Profit before tax	131,313	47,070	342,975	113,837
Adjustments for:
- amortisation of intangible assets	43	51	102	261
- depreciation charge	61,068	62,586	121,336	125,710
- gain on disposal of vessels	—	—	—	(32,051)
- fair value (gain)/loss from equity financial assets	(696)	1,172	(696)	1,172
- interest income	(1,552)	(2,005)	(2,836)	(4,938)
- interest expenses	11,343	13,043	20,144	30,070
- other finance expenses	317	214	634	598
- share-based payments	572	583	1,020	938
- finance lease income	(228)	(137)	(482)	(308)
- loss on derecognition of right-of-use assets	—	732	—	289
	202,180	123,309	482,197	235,578
Changes in working capital:
- inventories	(67,383)	59,038	(50,410)	39,895
- trade and other receivables	(245,320)	(83,515)	(193,083)	(149,658)
- trade and other payables	121,420	29,487	118,825	100,873
- derivative financial instruments	101,088	(11,078)	691	23,542
- margin account held with broker	95,494	(14,988)	14,877	14,122
Total changes in working capital	5,299	(21,056)	(109,100)	28,774

Taxes paid	(1,598)	(7,534)	(1,738)	(3,391)
Net cash from operating activities	205,881	94,719	371,359	260,961

Cash flows from investing activities
Additions in property, plant and equipment	(13,260)	(81,308)	(24,706)	(157,606)
Proceeds from sale of vessels	—	—	—	65,049
Proceeds from sale of investment in joint venture	127	—	127	—
Repayment of finance lease receivables	1,791	2,053	3,556	4,074
Interest received	1,780	2,142	3,318	5,246
Sale of equity financial assets, at fair value	14,800	—	14,800	—
Net cash from/(used in) investing activities	5,238	(77,113)	(2,905)	(83,237)

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Cash flows from financing activities
Proceeds from borrowings	243,132	499,738	578,197	721,468
Payment of financing fees	—	(2,587)	—	(2,790)
Repayments of bank borrowings	(325,544)	(423,633)	(710,423)	(620,988)
Payment of lease liabilities	(21,657)	(24,746)	(43,162)	(50,306)
Interest paid	(10,926)	(14,469)	(19,849)	(29,718)
Other finance expense paid	(317)	(219)	(634)	(598)
Purchase of treasury shares	—	(2,739)	—	(2,739)
Drawdown of trust receipts	443,831	583,251	732,116	1,145,290
Repayment of trust receipts	(311,648)	(564,047)	(639,725)	(1,159,778)
Dividend payment	(101,716)	(42,376)	(188,250)	(106,022)
Dividend payment to non-controlling interests	—	—	—	(11,185)
Capital return to non-controlling interests	—	—	—	(4,965)
Net cash (used in)/from financing activities	(84,845)	8,173	(291,730)	(122,331)

Net increase in cash and cash equivalents	126,274	25,779	76,724	55,393
Cash and cash equivalents at beginning of the financial period	176,164	261,514	225,714	231,900

Cash and cash equivalents at end of the financial period	302,438	287,293	302,438	287,293

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	30 June	30 June
	2026	2025
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	303,856	320,952
Less: Margin account held with broker	(1,418)	(33,659)
Cash and cash equivalents per consolidated statement of cash flows	302,438	287,293

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

1.General information

BW LPG Limited (the “Company”) is a public company limited by shares, and is dual listed on the Oslo Stock Exchange and the New York Stock Exchange. The principal legislation under which the Company operates is the Singapore Companies Act and regulations made thereunder. The Company was incorporated in Bermuda on 21 August 2008 and redomiciled to Singapore on 1 July 2024, with its registered office at 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore, 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and LPG trading.

This condensed consolidated interim financial information (“Interim Financial Information”) was authorised for issue by the Board of Directors of the Company on 28 August 2026.

2.Material accounting policies

Basis of preparation

The Interim Financial Information for the three-month and six-month periods ended 30 June 2026 has been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the year ended 31 December 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

In the preparation of this set of Interim Financial Information, the same accounting policies have been applied as those used in the preparation of the annual financial statements for the year ended 31 December 2025.

Critical accounting estimates, assumptions and judgements

The preparation of the Interim Financial Information requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this Interim Financial Information, the judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements for the year ended 31 December 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

3.Derivative financial instruments

	30 June 2026		31 December 2025
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	3,705	—	3,055	(306)
Forward freight agreements and related bunker swaps	10,039	(16,438)	1,238	(1,496)
Commodity contracts and derivatives	37,360	(43,931)	24,696	(23,007)
Forward foreign exchange contracts	—	—	22	—
	51,104	(60,369)	29,011	(24,809)

Non-current	2,869	—	3,055	(411)
Current	48,235	(60,369)	25,956	(24,398)
	51,104	(60,369)	29,011	(24,809)

As at 30 June 2026, the Group has interest rate swaps with total notional principal amounting to US$191.4 million (31 December 2025: US$199.6 million). The Group’s interest rate swaps mature between 2027 to 2029.

Interest rate swaps were transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 2.0% per annum to 3.7% per annum and would receive a variable rate based on US$ SOFR. Hedge accounting was adopted for these contracts.

Forward freight agreements and related bunker swaps were transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Commodity contracts and derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and commodity derivative contracts. The Group did not adopt hedge accounting for these contracts.

Forward foreign exchange contracts were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

4.Property, plant and equipment

				Right-of-use
			Furniture	assets
	Vessels	Dry docking	and fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 30 June 2026
Cost	2,994,895	94,327	1,414	377,920	3,468,556
Accumulated depreciation and impairment charge	(755,245)	(24,777)	(958)	(276,636)	(1,057,616)
Net book value	2,239,650	69,550	456	101,284	2,410,940

				Right-of-use
			Furniture	assets
	Vessels	Dry docking	and fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At 31 December 2025
Cost	2,994,896	91,345	1,251	353,426	3,440,918
Accumulated depreciation and impairment charge	(684,835)	(35,441)	(818)	(236,684)	(957,778)
Net book value	2,310,061	55,904	433	116,742	2,483,140
(a)	Vessels with an aggregate carrying amount of US$1,388 million as at 30 June 2026 (31 December 2025: US$1,423 million) are secured on bank borrowings (note 6).
(b)	In H1 2025, the Group derecognized US$138.5 million of right-of-use assets (vessels) cost and accumulated depreciation upon the delivery of two VLGCs, following the exercise of purchase options declared in December 2024 and February 2025 respectively.
(c)	The sale and delivery of BW Cedar was concluded in February 2025, generating US$65.0 million in proceeds and a net book gain of US$32.1 million.

5.Treasury shares

	Number of shares		Cost of shares
	30 June	30 June	30 June	30 June
	2026	2025	2026	2025
	‘000	‘000	US$’000	US$’000
At beginning of the financial period	7,939	7,743	50,372	48,387
Purchases of treasury shares	—	317	—	2,739
Share options exercised	(472)	(121)	(2,995)	(754)
At end of the financial period	7,467	7,939	47,377	50,372

Pursuant to the Company’s long-term management share option plans, announced on 1 March 2022 (“LTIP 2022”):

(a)	participants of the LTIP 2022 exercised vested options granted under LTIP 2022 during Q1 2025; 120,647 shares were transferred at an average strike price of US$4.54 (NOK 46.6) per share.
(b)	participants of the LTIP 2022 exercised vested options granted under LTIP 2022 during Q1 2026; 471,951 shares were transferred at an average strike price of US$4.57 (NOK 43.6) per share.

On 8 April 2025, the Board of Directors of the Company approved a share buyback program under which the Company may purchase up to 3 million ordinary shares for a maximum amount of US$20.0 million. The program commenced on 8 April and finalised on 17 April 2025. During this period, the Company acquired a total of 316,437 ordinary shares at an average price of US$8.63 per share for a total consideration of US$2,732,109.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

6.Borrowings and lease liabilities

	30 June	31 December
	2026	2025
	US$’000	US$’000
Borrowings
Bank borrowings	503,359	627,873
Lease financing arrangement	175,994	182,689
Trust receipts	132,183	39,792
Interest payable	2,712	2,749
	814,248	853,103
Borrowings
Non-current	611,606	730,394
Current	202,642	122,709
	814,248	853,103
Lease liabilities
Non-current	53,946	72,836
Current	64,438	64,303
	118,384	137,139

Movements in borrowings and lease liabilities are analysed as follows:

		Lease
	Borrowings	Liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2026	853,109	137,139	990,248
Drawdown of trust receipts	732,116	—	732,116
Additions	578,197	—	578,197
Interest expense	17,514	3,721	21,235
Lease modifications	—	24,495	24,495
Less: Interest paid	(16,540)	(3,809)	(20,349)
Less: Principal repayment	(710,423)	(43,162)	(753,585)
Less: Repayment of trust receipts	(639,725)	—	(639,725)
At 30 June 2026	814,248	118,384	932,632

		Lease
	Borrowings	liabilities	Total
	US$’000	US$’000	US$’000
At 1 January 2025	942,008	231,288	1,173,296
Drawdown of trust receipts	1,145,290	—	1,145,290
Additions	721,468	—	721,468
Interest expense	25,749	4,321	30,070
Lease modifications	—	(72,732)	(72,732)
Less: Interest paid	(25,397)	(4,321)	(29,718)
Less: Payment of financing fees	(2,790)	—	(2,790)
Less: Principal repayment	(620,988)	(50,306)	(671,294)
Less: Repayment of trust receipts	(1,159,778)	—	(1,159,778)
At 30 June 2025	1,025,562	108,250	1,133,812

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

6.Borrowings and lease liabilities (continued)

As at 30 June 2026, borrowings amounting to US$670.7 million (31 December 2025: US$799.4 million) are secured by mortgages over certain vessels of the Group (note 4). These borrowings are interest bearing at US$ SOFR + margin and they contain covenants (the “Quarterly Covenants”) stating that at the end of each quarter, the Group shall ensure that its adjusted equity ratio, minimum adjusted equity, and minimum liquidity do not fall below the agreed thresholds (as defined in the respective borrowings agreements), otherwise the borrowings will be repayable on demand.

At 30 June 2026, the Group complied with the Quarterly Covenants and accordingly, the borrowings are classified as non-current at 30 June 2026. If the Group continues with its financial position as at the end of the reporting date, the Group expects to comply with the Quarterly Covenants within 12 months after the reporting date.

7.Related party transactions

In addition to the information disclosed elsewhere in the Interim Financial Information, the following transactions took place between the Group and related parties during the financial period at terms agreed between the parties:

(a)	Services

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Corporate service fees charged by related parties*	2,299	2,140	4,661	4,300
Ship management fees charged by related parties*	195	25	391	192
*	“Related parties” refer to corporations controlled by the Company’s largest shareholder.
(b)	Key management’s remuneration

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Salaries and other short-term employee benefits	724	669	2,203	2,313
Post-employment benefits - contributions to defined contribution plans and share-based payment	593	610	1,063	995
Directors’ fees	137	144	266	296
	1,454	1,423	3,532	3,604

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

8.Financial risk management

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements; the Interim Financial Information should be read in conjunction with the Group’s annual financial statements as at 31 December 2025. There have been no major changes in any risk management policies or processes since the previous year end.

(a)	Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:

	30 June	31 December
	2026	2025
	US$’000	US$’000
Equity financial assets, at FVOCI	—	11,710
Equity financial assets, at FVPL	2,294	1,597
Derivative assets measured at fair value	51,104	29,011
Derivative liabilities measured at fair value	(60,369)	(24,809)
Financial assets at amortised cost	665,787	432,888
Financial liabilities at amortised cost	(1,122,810)	(1,049,304)

(b)	Estimation of fair value

IFRS 13 established a fair value hierarchy that prioritises inputs used to measure fair value. The three levels of the fair value input hierarchy defined by IFRS 13 are as follows:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
30 June 2026
Assets
Equity financial assets, at FVPL	—	—	2,294	2,294
Derivative financial instruments	—	40,227	10,877	51,104
Total assets	—	40,227	13,171	53,398

Liabilities
Derivative financial instruments	—	26,957	33,412	60,369
Total liabilities	—	26,957	33,412	60,369

31 December 2025
Assets
Equity financial assets, at FVOCI	11,710	—	—	11,710
Equity financial assets, at FVPL	—	—	1,597	1,597
Derivative financial instruments	—	9,179	19,832	29,011
Total assets	11,710	9,179	21,429	42,318

Liabilities
Derivative financial instruments	—	13,836	10,973	24,809
Total liabilities	—	13,836	10,973	24,809

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

8.Financial risk management (continued)

(b)	Estimation of fair value (continued)

Derivative financial assets and liabilities

The Group’s financial derivative instruments primarily relate to interest rate swaps, forward freight agreements, bunker swaps and commodity contracts measured at fair value (note 3).

Level 2 classifications primarily include exchange-traded futures including interest rate swaps, forward freight agreements, bunker swaps and commodity contracts. The fair values of interest rate swaps are calculated at the present value of estimated future cash flows based on observable yield curves. The fair values of forward freight agreements, bunker swaps and commodity contracts measured at fair value are determined using forward commodity indices at the balance sheet date.

Level 3 classifications primarily include the physical commodity contracts where the fair values are estimated using a cash flow model, based on the best information available. As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical commodity contracts are classified under level 3.

Non-derivative non-current financial assets and liabilities

The carrying amount of non-derivative non-current financial assets and liabilities which bear floating interest rates are assumed to approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Non-derivative current financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value because of the short period to maturity.

9.Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. For the Product Services segment, gross profit is reflected as Gross profit - Product Services. Operating segment disclosures are consistent with the information reviewed by the Management.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

9.Segment information (continued)

Segment performance is presented below:

			Inter-
		Product	segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2026

Revenue from spot voyages	215,528	—	—	215,528
Inter-segment revenue	19,272	—	(19,272)	—
Voyage expenses	(75,698)	—	—	(75,698)
Inter-segment expense	(9,479)	—	9,479	—
Net income from spot voyages	149,623	—	(9,793)	139,830
Revenue from time charter voyages	125,262	—	—	125,262
TCE income - Shipping [1]	274,885	—	(9,793)	265,092

Revenue from Product Services	—	671,170	—	671,170
Inter-segment revenue	—	9,479	(9,479)	—
Cost of cargo and delivery expenses	—	(664,208)	—	(664,208)
Inter-segment cost	—	(19,272)	19,272	—
Depreciation	—	(15,242)	—	(15,242)
Gross profit - Product Services [2]	—	(18,073)	9,793	(8,280)

Segment results	274,885	(18,073)	—	256,812

H1 2026

Revenue from spot voyages	378,115	—	—	378,115
Inter-segment revenue	27,391	—	(27,391)	—
Voyage expenses	(134,790)	—	—	(134,790)
Inter-segment expense	(15,204)	—	15,204	—
Net income from spot voyages	255,512	—	(12,187)	243,325
Revenue from time charter voyages	217,062	—	—	217,062
TCE income - Shipping [1]	472,574	—	(12,187)	460,387

Revenue from Product Services	—	1,255,674	—	1,255,674
Inter-segment revenue	—	15,204	(15,204)	—
Cost of cargo and delivery expenses	—	(1,104,151)	—	(1,104,151)
Inter-segment cost	—	(27,391)	27,391	—
Depreciation	—	(30,586)	—	(30,586)
Gross profit - Product Services [2]	—	108,750	12,187	120,937

Segment results	472,574	108,750	—	581,324

[1]

“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]

Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

9.Segment information (continued)

Segment performance is presented below:

			Inter-
		Product	segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q2 2025

Revenue from spot voyages	156,459	—	—	156,459
Inter-segment revenue	19,973	—	(19,973)	—
Voyage expenses	(89,291)	—	—	(89,291)
Inter-segment expense	(8,563)	—	8,563	—
Net income from spot voyages	78,578	—	(11,410)	67,168
Revenue from time charter voyages	74,078	—	—	74,078
TCE income - Shipping [1]	152,656	—	(11,410)	141,246

Revenue from Product Services	—	813,364	—	813,364
Inter-segment revenue	—	8,563	(8,563)	—
Cost of cargo and delivery expenses	—	(776,701)	—	(776,701)
Inter-segment cost	—	(19,973)	19,973	—
Depreciation	—	(10,428)	—	(10,428)
Gross profit - Product Services [2]	—	14,825	11,410	26,235

Segment results	152,656	14,825	—	167,481

H1 2025

Revenue from spot voyages	337,550	—	—	337,550
Inter-segment revenue	30,125	—	(30,125)	—
Voyage expenses	(182,163)	—	—	(182,163)
Inter-segment expense	(14,199)	—	14,199	—
Net income from spot voyages	171,313	—	(15,926)	155,387
Revenue from time charter voyages	140,013	—	—	140,013
TCE income - Shipping [1]	311,326	—	(15,926)	295,400

Revenue from Product Services	—	1,428,410	—	1,428,410
Inter-segment revenue	—	14,199	(14,199)	—
Cost of cargo and delivery expenses	—	(1,379,968)	—	(1,379,968)
Inter-segment cost	—	(30,125)	30,125	—
Depreciation	—	(21,328)	—	(21,328)
Gross profit - Product Services [2]	—	11,188	15,926	27,114

Segment results	311,326	11,188	—	322,514
[1]

“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]

Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

9.Segment information (continued)

Reconciliation of segment results:

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Total segment results for reportable segments	256,812	167,481	581,324	322,514
Vessel operating expenses	(33,183)	(32,030)	(61,719)	(61,717)
Time charter contracts (non-lease components)	(73)	(4,021)	(959)	(8,699)
General and administrative expenses	(31,978)	(17,138)	(50,476)	(37,981)
Charter hire expenses	(8,427)	(739)	(18,592)	(1,006)
Fair value gain/(loss) from equity financial asset	696	(1,172)	696	(1,172)
Finance lease income	228	137	482	308
Other operating expense - net	2,160	(738)	143	(1,576)
Depreciation - Shipping segment	(45,826)	(52,158)	(90,750)	(104,382)
Amortisation	(42)	(51)	(102)	(261)
Loss on derecognition of right-of-use assets (vessels)	—	(732)	—	(289)
Gain on disposal of vessels	—	—	—	32,051
Operating profit	140,367	58,839	360,047	137,790

Finance expense – net	(9,054)	(11,769)	(17,072)	(23,953)
Income tax expense	6,612	(3,632)	(17,708)	(3,822)
Profit after tax	137,925	43,438	325,267	110,015

10.Investment in subsidiaries

Set out below are the summarised financial information for the Group’s subsidiaries, BW LPG India Pte. Ltd. (“BW LPG India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW LPG India		BW Product Services
	30 June	31 December	30 June	31 December
	2026	2025	2026	2025
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	99,018	52,901	576,600	283,465
Includes
Cash and cash equivalents	43,727	30,821	116,446	39,917
Non-current assets	343,054	355,533	96,381	114,202

Liabilities
Current liabilities	33,963	45,446	506,725	282,646
Includes
Borrowings	27,953	28,268	189,018	100,649
Non-current liabilities (Borrowings)	166,974	180,217	47,430	62,512
Net assets	241,135	182,771	118,826	52,509

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

10.Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW LPG India		BW Product Services
	Q2 2026	Q2 2025	Q2 2026	Q2 2025
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	68,410	30,734	—	—
Revenue from Product Services	—	—	680,649	821,927
Cost of cargo and delivery expenses	—	—	(683,480)	(796,674)
Vessel operating expense	(7,180)	(4,982)	—	—
Charter hire expense	(463)	—	—	—
Depreciation and amortisation	(9,167)	(7,519)	(15,250)	(10,428)
Finance expense – net	(2,695)	(958)	(340)	621
Other expenses – net	(54)	(951)	(20,199)	(6,391)
Income tax expense	937	(474)	7,764	(3,434)
Net profit after tax	49,788	15,850	(30,856)	5,621

Other comprehensive (loss)/income (currency translation effects)	—	—	(16)	85
Total comprehensive income	49,788	15,850	(30,872)	5,706
Total comprehensive income/(loss) allocated to non-controlling interests	23,699	7,545	(5,906)	997

	BW LPG India		BW Product Services
	H1 2026	H1 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$,000
TCE income – Shipping	97,649	62,417	—	—
Revenue from Product Services	—	—	1,270,878	1,442,609
Cost of cargo and delivery expenses	—	—	(1,131,542)	(1,410,093)
Vessel operating expense	(12,759)	(9,855)	—	—
Charter hire expense	(1,773)	—	—	—
Depreciation and amortisation	(17,403)	(15,837)	(30,620)	(21,328)
Gain on disposal of vessels	—	32,051	—	—
Finance expense – net	(5,384)	(2,298)	(453)	544
Other expenses – net	(2,448)	(2,527)	(25,107)	(15,013)
Income tax expense	897	(547)	(16,127)	(3,551)
Net profit after tax	58,779	63,404	67,029	(6,832)

Other comprehensive income (currency translation effects)	—	—	(710)	1,281
Total comprehensive income/(loss)	58,779	63,404	66,319	(5,551)
Total comprehensive income/(loss) allocated to non-controlling interests	27,979	30,180	12,739	(939)

11.Dividends paid

An interim dividend of US$101.7 million (US$0.67 per share) was paid in June 2026 in respect of Q1 2026. In the corresponding period last year, an interim dividend of US$42.4 million (US$0.28 per share) was paid in June 2025 in respect of Q1 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

12.Subsequent events

BW LPG India entered into agreements to sell the 2007-built BW Elm and BW Birch in July and August 2026, respectively, with deliveries scheduled by August and mid-November 2026. On a 100% basis, the sales are expected to generate net book gains of approximately US$36 million for BW Elm and US$37 million for BW Birch, with net cash proceeds of approximately US$64 million for each vessel.

BW LPG entered into an agreement to sell the 2015-built BW Levant in July 2026, with the vessel scheduled for delivery to the buyer by mid-November 2026. The sale is expected to generate a net book gain and net cash proceeds of approximately US$17 million and US$38 million respectively.

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

APPENDIX - Non-IFRS financial measures (continued)

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the periods ended 30 June 2026 and 2025 is provided below.

	Q2 2026	Q2 2025	H1 2026	H1 2025
TCE income – Shipping (US$’000)	274,885	152,656	472,574	311,326
Calendar days (total)	3,837	4,095	7,687	8,189
TCE income – Shipping per calendar day (total) (US$)	71,640	37,280	61,480	38,020

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day to TCE income - Shipping for the periods ended 30 June 2026 and 2025 is provided below.

	Q2 2026	Q2 2025	H1 2026	H1 2025
TCE income – Shipping (US$’000)	274,885	152,656	472,574	311,326
Available days	3,713	3,929	7,278	7,919
TCE income – Shipping per available day (US$)	74,030	38,850	64,930	39,310

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

BW LPG Limited

Interim Financial Report (Unaudited)

Q2 2026 and H1 2026

APPENDIX - Non-IFRS financial measures (continued)

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 30 June 2026 and 2025 is provided below.

	Q2 2026	Q2 2025	H1 2026	H1 2025
	US$’000	US$’000	US$’000	US$’000
Net cash from operating activities	205,881	94,719	371,359	260,961
Additions in property, plant and equipment	(13,260)	(81,308)	(24,706)	(157,606)
Proceeds from sale of vessels	—	—	—	65,049
Adjusted free cash flow	192,621	13,411	346,653	168,404

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 30 June 2026 and 2025 is provided below.

	Q2 2026	Q2 2025	H1 2026	H1 2025
Operating profit (US$’000)	140,367	58,839	360,047	137,790
Average of the total shareholders’ equity (US$’000)(1)	2,037,167	1,913,400	1,990,168	1,924,570
Average of the total borrowings (US$’000)(1)	789,085	979,738	833,676	983,785
Average of the total lease liabilities (US$’000)(1)	126,146	151,245	127,762	169,769
Capital employed (US$’000)	2,952,398	3,044,383	2,951,606	3,078,124
ROCE	4.8%	1.9%	12.2%	4.5%
ROCE (annualised)	19.0%	7.7%	24.4%	9.0%
(1)	Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.